Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Veris Gold Corp.
900 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

Item 2:	Date of Material Change

The date of the material change is March 31, 2014

Item 3:	News Release

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance: March 31, 2014

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the Toronto Stock Exchange and via wire by CNW.

Item 4:	Summary of Material Change

Veris Gold Corp. (the “Company”) granted Management Cease Trade Order.

Item 5:	Full Description of Material Change

Please see the attached news release dated March 31, 2014.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

Item 8:	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name: Shaun Heinrichs, CFO
Bus. Tel: (604) 688-9427

Item 9:	Date of Report

April 2, 2014.

900-688 West Hastings Street Vancouver, BC V6B 1P1 Canada

NEWS RELEASE: March 31, 2014	Toronto Stock Exchange: VG
For Immediate Release	No: 08

VERIS GOLD CORP. GRANTED MANAGEMENT CEASE TRADE ORDER

Vancouver, BC – March 31, 2014 – Veris Gold Corp. (“Veris” or the “Company”) (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) announces that, because of delays in completing its audited financial statements to December 31, 2013, the Company has applied for, and has been granted, a Management Cease Trade Order by the British Columbia Securities Commission. Because of the delays, the Company will file its annual audited financial statements, management’s discussion and analysis, annual information form and CEO and CFO certificates (collectively, the “2013 Annual Audited Financial Statements”) after the filing deadline of March 31, 2014 as prescribed by National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”). The audit is now nearing completion and the Company anticipates the filing of the 2013 Annual Audited Financial Statements on or before April 10, 2014. The Company confirms that there are no insolvency proceedings against it as at the date of this news release. The Company further confirms that there is no other material information concerning the affairs of the Company that has not been generally disclosed as at the date hereof.

Until the Company completes the filing of the 2013 Annual Audited Financial Statements, Veris will comply with the alternative information guidelines set out in National Policy 12-203 – Cease Trade Orders for Continuous Disclosure Defaults for issuers who have failed to comply with a specified continuous disclosure requirement within the times prescribed by applicable securities laws. The guidelines, among other things, require Veris to issue bi-weekly default status reports by way of a news release so long as the 2013 Annual Audited Financial Statements have not been filed.

During the currency of the management cease trade order, the general investing public will continue to be able to trade in the Company’s listed common shares, however, the Company’s Chief Executive Officer, Chief Financial Officer and such other directors, officers and persons as determined by the applicable regulatory authorities, will not be able to trade Veris shares.

About Veris Gold Corp.

Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon processing plant and gold mines located 50 miles north of Elko, Nevada, USA. The Company's primary focus is on the re-development of the Jerritt Canyon mining and processing plant. The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the Ketza River Property.

On behalf of

“VERIS GOLD CORP.”

François Marland

President and CEO

To be added to the Veris Gold e-mail list please sign up at www.verisgold.com.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. All material information may be accessed at www.sedar.com.

Forward-Looking Statements This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the operations at Jerritt Canyon, the interpretation of those results, and timing and expectations of future work programs. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", "has the potential" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in operations may result in increased costs, unexpected variations in mineral resources and reserves, grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks generally associated with mining. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For more information please contact:

Veris Gold Corp. Joanne C. Jobin VP, Investor Relations T: (647) 964-0292 NA Toll Free: 1-855-688-9427 E: jjobin@verisgold.com W: verisgold.com	Veris Gold Corp. Nicole Sanches Investor Relations Manager T: (604) 688-9427 ext 224 NA Toll Free: 1-855-688-9427 E: nicole@verisgold.com W: verisgold.com